Exhibit 99.1

ReneSola Announces Management Appointments

VP of Finance to Become CFO;
Company Appoints New VP of International Corporate Finance and Corporate Communications

JIASHAN, China, June 24, 2011 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar products, today announced that its chief financial officer, Ms. Julia Xu, will resign from the Company to pursue other career interests. Mr. Henry Wang, ReneSola’s current vice president of finance, has been appointed as the Company’s new chief financial officer. In addition, Mr. Tony Hung has been appointed vice president of international corporate finance and corporate communications.

All management appointments have been approved by ReneSola’s Board of Directors and will take effect as of July 1, 2011.

Mr. Xianshou Li, ReneSola’s chief executive officer, commented, “I would first like to thank Julia for the integral role she has played in strengthening our financial position and improving our internal controls over the past couple years. We wish her well in her future endeavors. We are very pleased, however, to have someone as qualified and experienced as Henry take over her position. Henry has an extensive background in accounting and finance and he is very familiar with our business through his role as vice president of finance where he led our cost reduction program, cash flow improvement initiatives and supervised our internal control and compliance. He will continue to drive these efforts to strengthen our company’s performance.  I am also pleased to welcome Tony as our vice president of international corporate finance and corporate communications. Tony possesses a deep knowledge of the capital markets and previously supported ReneSola during our listing on the NYSE while he was with Deutsche Bank. The additions of Henry to our executive leadership team and Tony to our corporate finance and communications team should help to further enhance our communications with the investment community.”

Mr. Henry Wang joined ReneSola in January 2010 and has served as the Company’s vice president of finance since April 2010. He has more than eighteen years of experience in financial services with extensive experience in accounting and mergers and acquisitions. Before joining ReneSola, Mr. Wang served as vice president of finance for YRCW Worldwide’s China ground transportation business and as financial controller for the China branch of Expeditors International. Mr. Wang also worked in various roles in the manufacturing industry for 11 years at both multinational and domestic companies. Mr. Wang holds CPA and CIA certifications and received a bachelor’s degree in law from Shanghai Jiao Tong University and an MBA from the Open University of Hong Kong.

Mr. Tony Hung has worked in the financial industry or corporate finance for approximately ten years with extensive investment banking and capital markets experience in both the United States and China. Prior to joining ReneSola, Mr. Hung worked at Deutsche Bank in Hong Kong where he was involved in a number of capital market transactions, including ReneSola’s various capital markets transactions. Prior to Deutsche Bank, Mr. Hung worked as an associate at Bastion Capital Corporation in Los Angeles, California and as an analyst in Bear, Stearns & Co. Inc.’s Investment Banking Technology Group. He has also served as chief financial officer for Nasdaq-listed Wowjoint Holdings and co-founded his own company Ave3D Inc. Mr. Hung received his bachelor’s degree from New York University and an MBA from the University of California at Berkeley.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL).

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Ltd
Tel:      +86-573-8473-9011
E-mail: ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:      +86-10-8520-6284
E-mail: sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:      +1-646-460-9989
Email:  sol@ogilvy.com